FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft Incorporated (PSFT)
Conference Call
Thursday, June 12, 2003 4:00 pm

Event Transcript

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TRANSCRIPT PRODUCED BY FAIR DISCLOSURE FINANCIAL NETWORK, INC.
PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

PeopleSoft Incorporated (PSFT)
Conference Call
Thursday, June 12, 2003 4:00 pm

Disclaimer: The information contained herein is the Fair Disclosure Financial Network Inc. (FDfn) textual representation of the applicable Issuer’s conference call. There may be material errors, omissions or inaccuracies in our reporting of the conference call described below. This transcript has not been reviewed or endorsed by the Issuer and this FDfn transcript is derived from audio sources over which Fair Disclosure Financial Network, Inc. has no control. Words and/or phrases that cannot be transcribed accurately are so indicated in the transcript. The audio conference call should be considered the ultimate source of this content. FDfn makes no representations with respect to and shall not be deemed to be rendering investment advice.

THE OPERATOR

Good day, everyone, and welcome to today’s PeopleSoft conference call. (CALLER INSTRUCTIONS)

This call is being recorded. Replays of this conference call be available for seven days following the call by dialing 1-800-642-1687, passcode 127-6090. The webcast of this conference call will be made available on Investor Relations section of the Company’s Web site.

I’ll now turn the call over to PeopleSoft’s Chief Financial Officer, Mr. Kevin Parker. Kevin?

MR. KEVIN PARKER

Thank you. Good afternoon, and welcome to today’s conference call. Joining me is Craig Conway, our President and CEO. We’ll begin with a brief commentary, then open up the conference call for a brief Q&A session.

Before we begin, let me take care of a couple of housekeeping items. Please remember that the Company undertakes no obligation to update any information presented in this discussion.

Today, PeopleSoft will file with the Securities and Exchange Commission a solicitation recommendation statement on schedule 14 D. 9 that includes the response of our Board of Directors to the unsolicited tender offer for all our outstanding shares of PeopleSoft common stock made by Oracle Corporation on June 9th.

Also, as previously announced, the Company intends to file a registration statement on form S4 and proxy materials with the SEC with respect to the proposed acquisition of J.D. Edwards.

We urge everyone to read these filings and other relevant materials when they become available. These documents are filed with the SEC by PeopleSoft and may be obtained free of charge at the SEC’s website at SEC.gov or on PeopleSoft’s website, PeopleSoft.com.

The directors, certain executive officers and other employees or representatives of PeopleSoft may be deemed to be participants in the solicitation of proxies in connection with the proposed acquisition of J.D. Edwards. You will receive additional information regarding these participants when proxy solicitations materials are filed.

Lastly, today’s discussion contains forward-looking statements. The particular forward-looking statements and other statements that will be made on this conference call that are nonhistorical facts are subject to a number of risks and uncertainties, and actual results may differ materially. Please refer to today’s press release, our annual report on form 10-K and our quarterly filings on form 10-Q for more information on some of the risk factors that can cause actual results to differ.

Turning to today’s announcement.

Today, we announced our Board of Directors’ unanimous decision to reject the unsolicited offer from Oracle Corporation. As a result, the Board urges

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

PeopleSoft’s stockholders to reject Oracle’s offer and not tender their shares.

The Board concluded that the offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that approval would not be granted. The Board believes that the delays and uncertainties created by Oracle’s offer, together with Oracle’s stated intent to discontinue PeopleSoft’s marketing-leading products, represent a substantial threat to stockholder value.

The unsolicited and hostile nature of the offer, combined with Oracle’s statements, is designed to disrupt PeopleSoft’s strong momentum to the detriment of our customers.

After careful consideration, including consultation with their financial and legal advisers, and upon the recommendation from a committee of independent directors, the Board unit unanimously recommends that PeopleSoft stockholders reject the offer and not tender their shares to Oracle.

In addition, the Board reaffirmed its unanimous support of the previously-announced acquisition of J.D. Edwards. The Board believes that the combination will provide enhanced value for stockholders and significantly increase the Company’s competitive position with the addition of J.D. Edwards complementary suite of products and services.

As we discussed on our call last week, we believe this combination will result in significant revenue opportunities and increase profitability.

Now let me turn the call over to Craig.

MR. CRAIG CONWAY

Thanks, Kevin.

As Kevin mentioned, on Monday, June 2nd, PeopleSoft announced the acquisition of J.D. Edwards. The announcement itself followed months of technical and organizational meetings to ensure additional value to the customers of both companies and protected at the same time their existing software investments.

The analysts, systems integrators, computer companies’ systems integrators, and most importantly, customers immediately praised the proposed combination of J.D. Edwards and PeopleSoft. I think what everyone recognized was the advantages to customers of the broadest selection of integrated software available and the broadest selection of hardware and operating systems and databases. And that was really the excitement any enterprise software industry last week.

At the end of the week, five days following our announcement, we learned of the hostile bid by Oracle to acquire PeopleSoft. Oracle made it clear their intention was to discontinue all PeopleSoft products and ultimately force customers to convert to the Oracle applications, and in many cases, the Oracle database. This would cost each organization millions to literally tens of millions of dollars.

As Kevin mentioned, after careful and thorough consideration, our Board of Directors (indiscernible) reject Oracle’s bid, citing a wide range of reasons. The sum of the reasons is more completely reported in the filing this afternoon. Many of the reasons included the concern about the likelihood of antitrust scrutiny, the valuation and predatory intentions and the devastating effect on customers and employees in the industry itself.

So PeopleSoft will confidently now move ahead with the J.D. Edwards acquisition to create significantly higher shareholder value. We’re going to continue our profound commitment to customers in supporting, again, the broadest choice of operating systems and databases and hardware and applications servers.

We’re going to continue to innovate and pioneer new technologies, and we’re going to continue to be a profitable, financially-stable Company. In the end, PeopleSoft was targeted by a hostile bid exactly because we have stronger products, exactly because we are so well-positioned.

The approach may also cause a challenge and disruption of our business, but we have 1,000 people in this Company whose single-minded purpose it now is to ensure that there’s minimal disruption of our business. We’re working closely with customers who are

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

empathetic, sympathetic, surprised, incensed, and in some cases, outraged.

So we continue in our confidence of who PeopleSoft is and are looking forward to continuing our success in the enterprise software industry.

Kevin?

MR. KEVIN PARKER

Before we open the call up to a brief Q&A, I want to remind you we’re here to discuss the Board’s position and the Board’s reaffirmation of the J.D. Edwards acquisition. We’re not going to entertain hypothetical questions or address any hypothetical situations. Please keep this in mind when asking your questions.

Operator, we’re ready for our first question.

THE OPERATOR

(CALLER INSTRUCTIONS) Jay Boso (ph) with SG Cowen.

THE CALLER

Can you shed on any light on how you might try to defend yourself?

COMPANY REPRESENTATIVE

I think the Board’s conclusion, I think, is clear and unambiguous, and I think that speaks for itself.

THE OPERATOR

(indiscernible) with Wedbush Morgan Securities.

THE CALLER

Two-part question. One is, what options are you considering, if any, to speed up the acquisition with J.D. Edwards? And then Craig, could you comment on Larry Ellison’s (ph) statement? You and he got together previously to discuss a possible combination, andwhat history of circumstances were around that?

MR. KEVIN PARKER

Thanks a lot for (indiscernible) with regard to the J.D. Edwards transactions. The Board remains committed to that transaction. We’ve not made any changes to restructure that transaction, but obviously we’ll keep all of our options open.

MR. CRAIG CONWAY

The question about conversations with Larry Ellison (ph), I had approached Larry a little bit more than a year ago when Oracle was having been very significant problems for the quality of their applications release Oracle (indiscernible ). At the time, you may remember the industry analysts were encouraging Oracle to be a technology staff (ph) company.

And I had offered to acquire the Oracle applications suite and maintain it and improveme (ph) it under PeopleSoft. And that discussion led to one other discussion with (indiscernible), and he dismissed that.

Ironically, one of the issues — The reason he dismissed it was he felt that needed to be one (ph) code base. And I felt it was not advisable to leave 10,000 or 12,000 customers with having to convert. So that is the way I came up and ended a few days later.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

MR. KEVIN PARKER

(indiscernible) to just clarify, one other meeting at that same time when we were with a few members, selected members of the respective companies’ senior management teams. But Craig summarized the impact of all of that.

THE OPERATOR

Heather Bellini (ph) with UBS.

THE CALLER

Just to quick questions. When the Board of Directors is referring to the fact that they don’t believe the deal would pass with an antitrust respective, what specific markets are they (ph) including? Just so we get a better understanding.

And then Craig, just a little more clarity — It sounds like you all are not interested in any price, is that accurate?

MR. KEVIN PARKER

With regard to the antitrust considerations, I don’t want to speak for the Board, but clearly the enterprise software market really without PeopleSoft present would only be down to two competitors, SAP and Oracle. There are only three competitors in that marketplace today, (indiscernible) particularly in the financial and in the human capital side of the marketplace.

So undoubtedly I would (indiscernible) the Board (indiscernible) and was advised diligently about that.

With regard to the antiprice comments to the speculative question, (indiscernible) commented on the offer that’s been presented to them and was reviewed in its totality, and I think your answer is pretty clear.

THE CALLER

So let me get this clear — You’re not including Siebel when you are looking at it, or it doesn’t appear that you’re including Siebel when you’re addressing the enterprise software market?

COMPANY REPRESENTATIVE

I think you know Siebel is a specialty provider of the single line of products for CRM (ph). There are only three providers of an integrated suite of enterprise applications.

So when you go to the market and you ask CIOs, “Who do you have to choose from in integrated enterprise applications,” they only have three names because there are only three companies. But you’re correct about Siebel being a successful provider of CRM applications. They do provide CRM; they do not provide an integrated suite.

THE CALLER

So you’re just looking at it from an integrated suite perspective? I guess that’s what I was getting at.

MR. KEVIN PARKER

To be perhaps a little more specific, again, the council that was advising the Board is very familiar with how the SEC and the Department of Justice would granularly look at a mark at a market. And I think that helped the Board reach their conclusion with respect to the antitrust considerations.

THE OPERATOR

Daniel Ives (ph) with Friedman Billings & Ramsey.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

THE CALLER

A two-parter. One, Craig, can you discuss your thoughts on the Logan (ph) poison pill (ph)?

And there’s a follow-up. Kevin, can you just go through the poison pill (ph), because there’s some confusion there, and just explain from your perspective how you view that, just to give us a little more details?

COMPANY REPRESENTATIVE

I appreciate the question, but we’re not going to comment on either of those at the moment. The information with respect to the poison pill (ph) is available in our publicly-filed documents. And so I lead you and send you in that direction to review it.

With regard to the poison pill (ph), I think it is there. It is a component of the a typical shareholder rights plan, and I think we’ll just leave the comments at that.

THE OPERATOR

Patrick Walraven (ph) with J&P (ph) Securities.

THE CALLER

I was going to ask the poison pill (ph) question too, Kevin. I read it. I was a lawyer at one point, and I can’t figure it out. Can you just in some basic terms give people an idea of how it works?

MR.     KEVIN PARKER

Again, I appreciate the question. I’m really not in a position to comment on the poison pill (ph) and its mechanics here this afternoon. We’re here to comment on the Director’s decision and our reaffirmation of the J.D. Edwards acquisition.

THE CALLER

Can you address why you put it in place?

MR. KEVIN PARKER

The poison pill was put in place more than a few years ago. And I think it is a very typical process for any company; I think you’d find that most public companies have them. And it is consistent with the process of maintaining control for a Board of Directors in an acquisition scenario.

So nothing particularly unusual about it. I think you would find it — It would be almost an exception that companies did not have one, and I think you’d find that as a very common process.

THE OPERATOR

Jim Mendelson (ph) with Soundview Technologies.

THE CALLER

Craig, could you comment or give us some idea of just how much impact is at risk relative to the uncertainty that’s being caused by this relative to this quarter?

MR. CRAIG CONWAY

I don’t know the magnitude of the impact. I will say that there is uncertainty and the desire to have clarity on what PeopleSoft’s position is. And of course PeopleSoft has since presented on Friday has gone through a very extensive — some might characterize it as exhaustive process to carefully consider the tender.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

And that process involves the Board of Directors with many different people that have devoted an extensive amount of time to ensure that that is very thorough.

Until the Board reach is a decision, the Company can say little to its customers. And so that does result in uncertainty.

What is interesting is that there has been a consistent reaction from customers since last Friday, and it’s been surprise. It’s, in most cases, indignation. And it has energized not only the customers, but our own selling organization and our own Company. Customers’ most common conclusion to their calls and their e-mails is, what can I do to help?

So I think what we’re trying to do is to ensure that we take advantage of the unanimous support and goodwill of our customers to minimize the obvious disruption potential created here in the last week.

But I will say that there are 8,000 people here that are energized. There are 8,000 people here that are focused. There are 8,000 people here that have a single mission, and that is to make the quarter. So that is what we tend to do intend to do.

THE OPERATOR

James Friedman (ph) of Fulcrum Global Partners.

THE CALLER

With regard to J.D. Edwards, we attended the J.D. Edwards annual users conference earlier this week. And I had asked, Craig, when you had initially announced the acquisition a couple of Monday’s ago, about some of the integration challenges that the customers might face.

In general, based on our surveys, those customers seem to prefer PeopleSoft as a prospective acquirer over anyone else. But that said, they do seem to being hesitant or a little confused as to how to work off of, in particular, the AS/400 platform that generally is the infrastructure they run. Could you give us a little bit more elaboration about that particular subject?

MR. CRAIG CONWAY

PeopleSoft’s intent, as I think I said on the conference call, was to actually maintain three product families — The AS/400 product family, which enjoys tremendous loyalty among IBM customers, a mid-market product family and a large enterprise product family.

As I said, I think, in that tape that you may have seen at the J.D. Edwards user conference, our objective was to provide additional value to customers and not require them to do anything they didn’t want to do, including convert from one architecture to another. So that is what our intentions are.

I think all the customers that I have talked to that hear PeopleSoft’s intentions for the industry and the companies that are already serviced by PeopleSoft and J.D. Edwards are very enthusiastic, if not excited about the merger.

I was in Europe last week, and I can tell you that at the various seminars that we did, out of to attendees, there would be 25 or 35 J.D. Edwards customers that would just show up to see what they could learn. And they were very, very enthusiastic and supportive, so we’re so excited.

At the end of the day, the prospects for PeopleSoft with J.D. Edwards are so overwhelmingly exciting and an interesting to us that we’re pursuing that direction as well as we can.

THE OPERATOR

Rick Sherland (ph) with Goldman Sachs.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

THE CALLER

(technical difficulty) — three vendors in the market, are we excluding J.D. Edwards as a competitor in that analysis?

And second, if you could give us a sense for what’s the next step here. And if Oracle presses this and we do have to get some assessment of the competitive dynamics of this industry, how — I think you referenced a long timeframe — can you give us a sense what you meant by that, how long that might take?

MR. CRAIG CONWAY

J.D. Edwards is clearly a midmarket provider. And our due diligence confirmed that, that there’s very little overlap in customers. They sell customers that are midsize companies, and SAP and Oracle and PeopleSoft sell large enterprise companies.

I’ll let Kevin react to the other question.

MR. KEVIN PARKER

I forgot what part the other question was.

THE CALLER

Can you just give us a sense for what the next steps might be here, and if Oracle were to press, how long time frame might be? I believe your release earlier today said that any resolution of the issue of — and the competitiveness of this would take a long time to resolve. I’m curious what the process would be there.

COMPANY REPRESENTATIVE

I think there’s a — You can probably look to your in-house counsel as to what the next steps in the process would be. Our next step is, after this conference call we’re filing our 14 D. 9, and that is where we stand.

MR. CRAIG CONWAY

And I think from our point of view, this process is at an end. The Board has carefully considered and extensively considered the prospect. The concerns that the Board has have been documented and will be more extensively documented by the end of the day. But their evaluation is over, and we’ve got business to do.

THE OPERATOR

(CALLER INSTRUCTIONS) Neil Harmon (ph) with Lehman Brothers.

THE CALLER

A couple of questions. The first one is, you talked about $80 million of potential cost savings with respect to the acquisition of J.D. Edwards. Have you reevaluated that, given the cost structures of the organizations?

I’m wondering if you guys think that there’s a significant upside potential to that number. And then I have a follow-up question.

COMPANY REPRESENTATIVE

As you would imagine, through the due diligence process and the continuing integration planning, that number is always reviewed. We described in our conference call perhaps a week ago Monday at this point that we were convinced that the transaction was accretive in 2004 and that it drove significant shareholder value. So that is our comments to date.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

THE CALLER

And then as a follow-up, in terms of the vesting of options for employees and senior management in the event of a hostile takeover, is there any acceleration in the vesting schedule? And could you give us an approximate average strike price for the options outstanding for employees?

MR. CRAIG CONWAY

No, we’re not going to comment on that. That’s a speculative question. I think all of that information is available on publicly-filed documents. And just the speculative nature of it doesn’t merit comment at the moment.

THE OPERATOR

Tad Piper (ph) with U.S. Bankcorp Piper Jaffray.

THE CALLER

Craig, you mentioned earlier in your comments that obviously you couldn’t say anything to customers or really react to the bid until the Board has spoken. And now the Board has spoken. So I wondered if you could give us little color on what you are doing now or what the game plan is, whether your sales forces internally have to go out and try to actually get the quarter done?

MR. CRAIG CONWAY

There’s a great deal of energy in the sales organization. And I think it’s really — It’s route is actually in the customers themselves. The response, really starting from Friday morning, has been so overwhelmingly supportive to PeopleSoft, it’s been invigorating to the sales organization.

So we have three weeks left in the quarter. We have got a large number of companies that have called up and said, “How can I help?” There are a very large number of companies who have called me directly and asked me how they can help and indicated what this would push them in the direction of doing.

There’s been somewhat — There’s been some written (ph) ad on (ph) SAP’s ability or desire to try to capitalize on this this last week. The real beneficiary of this last week is more likely going to be or maybe additionally going to be IBM. IBM is the only significant competitor to Oracle in the database industry. As a matter of fact, they have grown so well that their market share now is slightly higher. And the analysts rate the DB2 database slightly ahead of Oracle.

Of course, it is difficult to — or not difficult, but it’s somewhat costly to change databases. And the level of the concern, frustration, outrage is so high that I think IBM has the opportunity to convert Oracle customers into IBM customers. And I think that’s going to be an interesting development out of all of this.

Certainly SAP is not going to sit on their hands and not try to take advantage of concerns in the marketplace. But as somebody else had said earlier, these decisions for enterprise applications happen over a very long period of time. The implementations take a while. The customers like the products that they have selected. And even if they have issues or concerns, they do not — unless they’re forced to — change vendors very easily.

So I think SAP is less the story than what the opportunity this provides IBM, and to some extent Microsoft, with the sequel server database that has grown steadily in large organizations. So I see all of those as implications in the market.

THE OPERATOR

Eric Euben (ph) with Wells Fargo.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

THE CALLER

Just to get back to J.D. Edwards and some of your implementation planning there, can you just reconfirm that you’re still looking at a late Q3/early Q4 closing, a couple of the next steps to get that deal closed?

And lastly, since you’ve done a lot of the planning, can you give us just an update on both the product plan in terms of at some point you’ll have common data models, common integration across those products? What kind of of time frame are we looking at for that and the integration of the sales force? What are some of preliminary thoughts in just integrating the Company and how you plan to move forward with that effort?

COMPANY REPRESENTATIVE

Kind of a very long compound question there, so I want to see if we can parce it into some manageable components there. And I think that first question was with regard to the integration planning and our success to date and what our close rate and timing is.

Our timing has not changed. Our anticipation is still late Q3 or early Q4. The process involves a public process in terms of shareholder votes, and I think all of that’s — That’s a very public process, and I think very well understood in terms of the process and the timing.

There is, of course, an HSR review. And we’re confident that the complementary nature of the J.D. Edwards and PeopleSoft transaction poses little risk from HSR point of view. But we are establishing that process and working through that process as we speak. So the process is on schedule and ongoing as we described.

In terms of product integration, I think Craig was very explicit that we will continue to maintain support and look forward to maintaining support of the AS/400 product line. That’s a very important part of the J.D. Edwards customer base. And we’re looking forward to adding that to the PeopleSoft customer base as well. And then we imagine and plan on a mid-market product offering and the enterprise product offering.

So I’m not sure if there’s more detail to add at this point. So there are quite a few questions in there; I’m not sure if I’ve gotten to them all, though. Did we lose you, Eric?

THE CALLER

(NO RESPONSE)

THE OPERATOR

Adam Holt (ph) with J.P. Morgan.

THE CALLER

Throughout this process, has there been any any internal discussion about changing the structure of the J.D. Edwards deal, possibly changing that transaction to all-cash?

MR. CRAIG CONWAY

We have not made any changes to the structure. As I had mentioned, I think that was the first question that came through. We’ve kept all of our options open at this point as well. So that’s probably the best way to answer that question.

THE CALLER

Thanks.

COMPANY REPRESENTATIVE

Operator, that’s probably time for our last question here today. We appreciate everyone’s attention and look forward to reporting our Q2 results. Thank you.

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PeopleSoft Incorporated (PSFT) — Conference Call
Thursday, June 12, 2003 4:00 pm

THE OPERATOR

Thank you, ladies and gentlemen, for your participation. You may now disconnect at any time.

(CONFERENCE CALL CONCLUDED)

(CONFERENCE CALL CONCLUDED)

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